Exhibit 99.1

Fiat Chrysler Automobiles announces that FCA US LLC issued today US retail sales in October 2015

FCA US LLC Reports October 2015 U.S. Sales Increased 15 Percent; Best October Sales Since 2001

•	67th consecutive month of year-over-year sales gains

•	Chrysler, Dodge, Jeep®, Ram Truck and FIAT brands post sales gains

•	Jeep brand sales increase 33 percent

•	Eight FCA US vehicles post sales records in October

•	Dodge Charger, Dodge Challenger, Dodge Journey, Jeep Cherokee, Jeep Compass, Jeep Patriot, Jeep Wrangler, Ram ProMaster post best October ever

Auburn Hills, Mich., Nov. 3, 2015 - FCA US LLC today reported U.S. sales of 195,545 units last month, a 15 percent increase compared with sales in October 2014 (170,480 units), and the company’s best October sales since 2001.

The Chrysler, Dodge, Jeep®, Ram Truck and FIAT brands each posted year-over-year sales gains in October. The Jeep brand’s 33 percent increase was the largest sales gain of any FCA US brand during the month. The company extended its streak of year-over-year sales gains to 67 consecutive months.

“October marks our 67th-consecutive month of year-over-year sales growth and our best October since 2001,” said Reid Bigland, Head of U.S. Sales. “Last month’s sales strength continued to be broad based for the company with eight FCA vehicles setting October sales records across three of our brands.”

Of the eight FCA US vehicles setting records in October, the Jeep Patriot’s 56 percent increase was the largest sales gain of any FCA US vehicle during the month. In addition, the Dodge Charger, Dodge Challenger, Dodge Journey, Jeep Cherokee, Jeep Compass, Jeep Wrangler and Ram ProMaster each recorded their best October sales ever.

FCA US finished October with a 90-day supply of inventory (625,092 units). U.S. industry sales figures for October are internally projected at an estimated 18.5 million units Seasonally Adjusted Annual Rate (SAAR).

Jeep® Brand
Jeep brand sales increased 33 percent, the brand’s 25th-consecutive month of year-over-year sales gains - a streak that dates back to November 2013. Four Jeep brand vehicles set records last month. The Patriot’s 56 percent increase was the largest year-over-year percentage gain of any Jeep brand model for the month. In addition, the Cherokee, Compass and Wrangler each posted their best October sales ever.

Dodge Brand
The Charger, Challenger and Journey all posted their best October sales ever. Charger sales were up 24 percent. Challenger sales were up 31 percent as the muscle car logged its ninth sales record this year. Journey sales increased 37 percent, the mid-size crossover’s seventh sales record this year. Dodge brand sales were up 12 percent in October, compared with the same month a year ago.

Ram Truck Brand
Ram Truck brand sales, which include the Ram pickup truck lineup, Ram ProMaster, Ram ProMaster City and Ram Cargo Van, were up 3 percent in October, the brand’s best October sales since 2003. Sales of the pickup truck lineup increased 3 percent. ProMaster sales were up 19 percent, its best October sales ever.

FIAT Brand
Sales of the all-new 2016 Fiat 500X increased 92 percent in October compared with the previous month of September, marking the model’s fourth-consecutive month of sales increase since launch. FIAT dealers sold 2,178 units of the new crossover last month. FIAT brand sales, comprised of the Fiat 500, Fiat 500L and 500X, were up 1 percent in October compared with the same month a year ago.

Chrysler Brand
Sales of the Chrysler brand, which covers the Chrysler 200, Chrysler 300 full-size sedan, and the Chrysler Town & Country minivan, were up 1 percent compared with the same month a year ago. Town & Country sales were up 4 percent, its best October since 2007. The Chrysler brand continues to celebrate its 90th year by producing a limited run of 90th Anniversary edition vehicles that offer more standard equipment and value for customers. The anniversary packages are being offered on the volume models, adding value for the customer who will most appreciate it.

FCA US LLC Sales Summary October 2015
	Month Sales		Vol %	CYTD Sales		Vol %
Model	Curr Yr	Pr Yr	Change	Curr Yr	Pr Yr	Change
Compass	6,101	4,301	42%	52,987	52,219	1%
Patriot	10,191	6,524	56%	98,910	76,482	29%
Wrangler	15,751	13,665	15%	173,264	147,733	17%
Cherokee	17,673	15,715	12%	178,785	143,848	24%
Grand Cherokee	16,050	14,993	7%	157,899	151,303	4%
Renegade	7,795	0	New	44,626	0	New
JEEP BRAND	73,561	55,198	33%	706,471	571,585	24%
200	11,905	11,675	2%	158,978	86,817	83%
300	4,564	4,935	-8%	44,321	44,519	0%
Town & Country	11,332	10,936	4%	73,302	119,276	-39%
CHRYSLER BRAND	27,801	27,546	1%	276,601	250,612	10%
Dart	6,152	7,202	-15%	74,471	67,965	10%
Avenger	23	1,347	-98%	1,179	50,710	-98%
Charger	8,673	6,967	24%	79,373	79,108	0%
Challenger	5,409	4,140	31%	57,358	42,516	35%
Viper	60	80	-25%	563	626	-10%
Journey	9,525	6,935	37%	88,920	77,621	15%
Caravan	12,094	9,986	21%	76,313	114,057	-33%
Durango	4,676	4,855	-4%	50,782	52,866	-4%
DODGE BRAND	46,612	41,512	12%	428,959	485,469	-12%
Ram P/U	40,931	39,834	3%	371,574	359,702	3%
Cargo Van	10	942	-99%	3,180	8,232	-61%
ProMaster Van	2,055	1,723	19%	21,312	11,713	82%
ProMaster City	753	0	New	6,171	0	New
RAM BRAND	43,749	42,499	3%	402,237	379,647	6%
Alfa 4C	65	0	New	562	0	New
ALFA BRAND	65	0	New	562	0	New
500	1,286	2,806	-54%	22,615	29,422	-23%
500L	293	919	-68%	7,327	9,804	-25%
500X	2,178	0	New	5,634	0	New
FIAT BRAND	3,757	3,725	1%	35,576	39,226	-9%

TOTAL FCA US LLC	195,545	170,480	15%	1,850,406	1,726,539	7%

TOTAL CAR	38,137	39,152	-3%	439,752	401,683	9%
TOTAL TRUCK	157,408	131,328	20%	1,410,986	1,324,856	7%

For additional information:
Berj M. Alexanian
Tel.: +1-248-512-0364
Cell.: +1-248-766-9116
berj.alexanian@fcagroup.com
www.fcagroup.com